Exhibit 1.05

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation In Active Discussions with Several of Its Senior Debenture Holders About
Possible Partial Early Redemptions and/or Other Potential Debenture Modifications

HONG KONG, ATLANTA – September 24, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, announced today that it is in active discussions with several of the holders of its 3.75 percent Senior Exchangeable Convertible Debentures currently due in 2011, of which there is $168 million in principal outstanding, about possible partial early redemptions and/or other potential debenture modifications.

In order to reduce future cash interest payments, as well as future amounts due at maturity or upon possible mandatory early redemption of the debentures in November 2009, the Company believes that may be appropriate, from time to time, to repurchase such debt for cash, in exchange for common stock, or a combination of cash and common stock, in each case in open market transactions and/or privately negotiated transactions. CDC Corporation has been actively in discussions with several of its debenture holders focused around various options that may include, separately or in combination, partial early redemption of a portion of the debentures and/or other possible debenture modifications.

“I am very pleased that we are in active dialogue with debenture holders and the progress of those discussions to date,” said Peter Yip, CEO of CDC Corporation. “As previously reported, we have substantial reserves of cash and cash equivalents, and expect to continue to generate cash from continuing operations. Our core businesses are performing well despite the global recession, and we expect to continue to generate positive cash flow from operations. As a result, we believe that, subject to the results of these discussions, it may be feasible to redeem a portion of our debentures early. We will continue to pursue these discussions, which we believe are not only in the best interests of our debenture holders, but also of our shareholders as well.”

The Company will evaluate any such transaction or transactions in light of then-existing market conditions, taking into account its current liquidity and the prospects for, or benefits of, future access to capital.  Any such transaction or transactions that emerge from such discussions will be subject to necessary Board approvals, the terms and conditions of the Company’s 3.75 percent Senior Exchangeable Convertible Debentures, and customary closing conditions. The amounts involved in any such transactions, individually or in the aggregate, may be material.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations of continued discussions or any agreement with one or more of our debenture holders, possible early redemption of the any of the debentures and other potential debenture modifications or other options. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are no assurances these discussions will result in a definitive agreement with any of the debenture holders, individually or collectively. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2007, as originally filed with the SEC on June 30, 2008 and as amended. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.